Exhibit 19
Insider Trading Policy – Firmwide
Effective Date: February 12, 2026

1.Summary or Rationale
This Insider Trading Policy – Firmwide (“Policy”) provides guidelines to promote compliance by Firm Personnel and their Connected Persons with the provisions of the U.S. federal securities laws that prohibit persons who are in possession of Firm Material Nonpublic Information from: (i) trading in Firm Securities; or (ii) impermissibly providing Firm Material Nonpublic Information to other persons who may trade on the basis of that information (i.e., “tipping”).
This Policy applies to Directors, Employees and Non-Employees (each, a “Firm Person” and, collectively, "Firm Personnel"), as well as their Connected Persons, and extends to the securities accounts of such persons and any other securities account that such persons could be expected to influence or control.
This Policy applies to all Firm Personnel and their Connected Persons in all jurisdictions in accordance with and subject to Firm policies, even if the activities prohibited in this Policy are not illegal in the jurisdiction where any particular Firm Person or Connected Person is located.
In addition, neither JPMC nor any Firm subsidiary may trade in Firm Securities while in possession of Firm Material Nonpublic Information, consistent with applicable law.
2.Defined Terms

CEO	The Chief Executive Officer of JPMC
CFO	The Chief Financial Officer of JPMC
Closed Window Period	Any period outside of an Open Window Period
Connected Persons
The following individuals and entities who, based on their relationship with a Firm Person, are subject to provisions of this Policy:
• The spouse, domestic partner or minor children (even if financially independent) of a Firm Person
• Anyone to whom a Firm Person provides significant financial support or for whom a Firm Person, or anyone listed above, has or shares the power, directly or indirectly, to make investment decisions
• Any corporations, partnerships, trusts or other entities that are controlled by a Firm Person and/or anyone listed above

Corporate Officers	Members of the JPMC Operating Committee and the Firmwide Controller
ESPP	JPMorgan Chase Employee Stock Purchase Plan
Exchange Act	The Securities Exchange Act of 1934, as amended
Firm	JPMC and its direct and indirect subsidiaries
Firm MNPI	Material Nonpublic Information relating to the Firm or Firm Securities
Firm Personnel
The following persons are Firm Personnel (each a Firm Person) within the meaning of this Policy:
• Directors: Any member of the Board of Directors of JPMC
• Employees: Any person directly employed by the Firm
• Non-Employees: Contingent workers and other types of non-employee personnel (including any director of a Firm subsidiary) who are not directly employed by the Firm but have access to JPMC facilities and/or internal JPMC systems

Firm Securities
Firm Securities means:
• Securities and other financial instruments (such as common stock, preferred stock and bonds) issued by JPMC or any Firm subsidiary
• Options, put or call options, forward contracts, warrants, swaps (including credit default swaps) and other derivative securities tied to any of the above
Baskets, indices and exchange traded funds that (i) consist of 30 or fewer components and (ii) are comprised of a considerable portion (greater than 3%) of the above are also deemed to be Firm Securities for purposes of this Policy

GC	The General Counsel of JPMC
GRAT	Grantor Retained Annuity Trust
JPMC	JPMorgan Chase & Co.
J.P. Morgan SE (JPMSE) Material Risk Takers (MRTs)	Current and former JPMSE MRTs as defined under European Union (“EU”) standards

Material Nonpublic Information or MNPI
Information about an issuer of financial instruments (including private companies that issue publicly traded financial instruments) that is not known by the public, but if it were, is reasonably likely to affect the market price of the financial instruments to which the information relates or is likely to influence a reasonable investor to buy or sell those financial instruments, or would be likely to be used as part their investment decision regarding those financial instruments, as applicable

Open Window Period
Generally, each period beginning the day after public release of JPMC’s quarterly earnings and ending on the 15th day of the following month, provided that an Open Window Period may be closed or suspended at any time if circumstances require such action with respect to some or all Window List Personnel

Policy	This Insider Trading Policy – Firmwide
SAR	Stock Appreciation Right
Trading or Transactions
For purposes of this Policy, the terms “trading” or “transactions” (and variations thereof) include any self-directed (i) purchases or sales of, or any other transactions in, Firm Securities; (ii) making or modifying any instructions or investment options relating to any transaction in Firm Securities; and (iii) gifts of Firm Securities

Window List Personnel
Firm Personnel whose position, the nature of their work or their access to information at the Firm indicates that they have or may have access to Firm MNPI
Firm Personnel are notified when they become Window List Personnel.

10b5-1 Plan	A plan that meets the requirements set forth in Rule 10b5-1(c)(1) under the Exchange Act

3.Prohibition on Insider Trading
Insider trading is illegal and strictly prohibited by the Firm. Firm Personnel and their Connected Persons must never trade or engage in any transaction in Firm Securities while in possession of Firm MNPI. In addition, neither JPMC nor any Firm subsidiary may trade in Firm Securities when in possession of Firm MNPI, consistent with applicable law. When JPMC possesses or may be deemed to possess Firm MNPI, it will generally observe a “blackout period” during which it will not trade in Firm Securities. However, the Firm may repurchase its common stock under a 10b5-1 Plan during the blackout period preceding each quarterly earnings announcement.

4.Prohibition on Unauthorized Disclosure
Firm Personnel and their Connected Persons must not impermissibly provide Firm MNPI to any person who may trade on the basis of that information (i.e., “tipping”). In addition, Firm MNPI must not be shared with any person unless the disclosure complies with the Firm’s policies concerning the safeguarding of confidential information, including the Code of Conduct.

5.Policies Applicable to Window List Personnel
5.1Window List Personnel
Firm Personnel who have or may have access to Firm MNPI are designated as Window List Personnel. Firm Personnel are notified via email when they become Window List Personnel.
Window List Personnel and their Connected Persons are prohibited from trading in Firm Securities during any Closed Window Period. During any Open Window Period, Window List Personnel and their Connected Persons are permitted to trade in Firm Securities after obtaining preapproval from the Compliance Department. Any such approval is valid for the length indicated on the approval notification which is generally the end of the next business day, unless otherwise stipulated. An Open Window Period may be closed or suspended at any time if circumstances require such action with respect to some or all persons designated as Window List Personnel. If preapproval for a transaction is requested during a Closed Window Period, the Window List Person making the request will receive a denial notification from Compliance and will not be authorized to execute the trade. In extremely rare circumstances, an exception may be granted in consultation with the Window List Person’s manager, Compliance and Legal.
5.1.1.Non-Window List Personnel
Non-Window List Personnel are not subject to the preapproval requirements described in this Section 5.1 and in Section 6.2 or the minimum holding period requirements described in Section 7.3, but regional or line of business-specific restrictions may apply.
JPMSE Material Risk Takers and Japan Asset Management (AM) Investment Personnel must preclear all JPMC transactions at all times.
For additional requirements for Corporate Officers and Directors, see Section 6.
5.2.Window Covered Transactions
Window List Personnel and their Connected Persons may only engage in the following types of transactions in Firm Securities, subject to compliance with preapproval requirements and the requirement that the transaction be conducted during an Open Window Period:
•Direct purchases, sales and gifts of JPMC common stock or other Firm Securities, including self-directed sales to meet a margin call;

•Liquidating holdings of Firm Securities under the ESPP or the Firm’s deferred compensation plan;
•Placing, cancelling or amending limit orders (i.e., an order to buy or sell a stock at a specific price or better) with respect to Firm Securities;
•Entering into, amending or terminating 10b5-1 Plans with respect to Firm Securities; and
•Use of previously-owned JPMC shares or share withholding for option exercises, unless as part of a 10b5-1 Plan entered into during an Open Window Period.
Additional restrictions apply to JPMC Employee Stock Options and JPMC Stock Appreciation Rights.
The following transactions are not considered to be restricted transactions for Window List Personnel and their Connected Persons and are not required to be preapproved:
•Dividend reinvestments and automatic purchases of JPMC common stock in accordance with previously made employee benefit elections (e.g., the ESPP) entered into (or amended) and preapproved during an Open Window Period;
•Transactions under a 10b5-1 Plan entered into (or amended) and preapproved during an Open Window Period; and
•Limit orders and derivatives that are executed during a Closed Window Period that were placed during an Open Window Period.
6.Policies Applicable to Corporate Officers and Directors
6.1Transactions that are Required to be Pursuant to a 10b5-1 Plan
When a Corporate Officer or Director wishes to engage in an open market sale of Firm Securities, the transaction must be made pursuant to a 10b5-1 Plan.
When a Corporate Officer or Director wishes to (i) exercise and hold a SAR or option, (ii) make a charitable gift of Firm Securities, (iii) create a GRAT relating to Firm Securities or (iv) transfer Firm Securities to or from a GRAT or another trust, the transaction requires pre-approval under this Policy but is not required to be pursuant to a 10b5-1 Plan.
A Corporate Officer or Director may enter into a 10b5-1 Plan subject to compliance with the Firm’s other share retention policies, as applicable. To enter into a 10b5-1 Plan, a Corporate Officer or Director must comply with the preapproval requirements described in Section 6.2 of this Policy.
All 10b5-1 Plans must comply with all of the requirements set forth in Rule 10b5-1(c) and may be entered into, amended or terminated only during an Open Window Period.

6.2Pre-approval for Firm Securities Transactions and Entry into 10b5-1 Plans
During an Open Window Period, Corporate Officers and Directors are permitted to trade in Firm Securities after obtaining the preapprovals described below.
•Corporate Officers and Directors must receive preapproval from the CEO and the GC for any transactions in Firm Securities that require preapproval under Section 5 and for entry into, amendment of or termination of a 10b5-1 Plan under Section 6.1.
•In the case of transactions or 10b5-1 Plans entered into by the GC, preapproval is required from the CEO,
•in the case of transactions or 10b5-1 Plans entered into by the Firmwide Controller, approval is required from the GC and the CFO, and
•in the case of transactions or 10b5-1 Plans entered into by the CEO, approval is required from the GC.
The preapprovals described above for Corporate Officers are submitted to the Compliance Department for its preapproval, which is valid for the length indicated on the approval notification which is generally the end of the next business day, unless otherwise stipulated.
7.Other Prohibitions
Other restrictions that are applicable to transactions in Firm Securities are described below.
7.1Prohibited Trading Activity
Trading with respect to Firm Securities is prohibited for Window List Personnel and all other Firm Personnel who are subject to personal account dealing restrictions under Firm policies in the following:
•Forwards and futures (all asset classes)
•Swaps (all asset classes)
•Uncovered option strategies except Long-Term Equity Anticipation Securities (LEAPS)
•Short sales
Except as set forth in Section 7.2, direct hedging strategies (e.g., covered calls) with respect to Firm Securities are permitted but must be proportionate to the risk (i.e., fully covered with underlying shares).
All Employees are prohibited from:
•Hedging or pledging against unvested deferred compensation awards including JPMC Restricted Stock Units (RSUs).

•Hedging or pledging against any JPMC stocks acquired from vested RSU subject to a holding period or other prohibition under the firm’s local remuneration policies and supplements.
7.2Anti-Hedging/Anti-Pledging
Shares of JPMC common stock owned outright or through deferred compensation by a member of the JPMC Operating Committee or Director may not be held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be hedged.
7.3Minimum Holding Period
Window List Personnel and their Connected Persons are required to hold Firm Securities for a minimum holding period (specific to each region and/or line of business) prior to transacting in those Firm Securities.
Vested shares of JPMC common stock or shares of JPMC common stock received in connection with purchases under the ESPP are deemed to have satisfied the minimum holding period requirement.
8.Post-termination Transactions
If a Firm Person is aware of Firm MNPI when their employment, directorship or other service relationship with the Firm terminates, that Firm Person and their Connected Persons may not trade in Firm Securities or disclose any Firm Material Nonpublic Information until such information has become public or is no longer material.
9.Personal Responsibility for Compliance with this Policy and Potential Disciplinary Action
This Policy is designed to reduce the risk of violations of the insider trading provisions of the U.S. federal securities laws, but compliance with this Policy is not an assurance that an insider trading violation will not be found to have occurred. The ultimate responsibility for adhering to this Policy and avoiding improper trading rests exclusively with Firm Personnel and their Connected Persons. Any action on the part of Firm Personnel and their Connected Persons pursuant to this Policy (or otherwise) does not insulate an individual from liability under applicable securities laws and this Policy does not constitute legal advice in any way. The existence of a personal financial emergency does not excuse anyone subject to this Policy from compliance with this Policy and the laws prohibiting insider trading.
In addition to potential criminal and civil liability, failure to comply with the requirements of this Policy may result in the receipt of Policy reminders or violations which may lead to disciplinary action, up to and including termination of employment (subject to local laws and regulations). The Firm also reserves the right to instruct an individual to cancel any trade at his or her expense.
For further information or questions regarding this Policy, Firm Personnel may reach out to the Compliance Department or Office of the Secretary. Firm Personnel should also refer to the Code of Conduct and other related Firm policies.